

Mail Stop 3720

November 9, 2010

Via U.S. Mail and Fax
Menghua Liu
Chief Executive Officer and Chairman of the Board
China Grand Resorts, Inc.
RM 905, Reignwood Center
No.8 Yong'an Dongli Jianguomen Outer Street,
Chaoyang District Beijing, 100022,
People's Republic of China

>   **Re: China Grand Resorts, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed   November 8, 2010**
>   **File No.   033-33263**

Dear Mr. Menghua Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K

Item 4.01

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past <u>two</u> years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Your Form 8-K currently only covers your accountant's report for the fiscal year ended December 31, 2009. Please revise your Form 8-K to cover each of the reports for the past two fiscal years.

2. As required by Item 304(a)(1)(iv) of Regulation S-K, the disclosure should also state whether during the registrant's <u>two</u> most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Your Form 8-K currently only covers any disagreements with the former accountant for the fiscal year ended December 31, 2009. Please revise your Form 8-K to cover any disagreements with the former accountant for the past two fiscal years.

3. Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the <u>two </u>most recent fiscal years and subsequent interim period through the date of termination. Your Form 8-K currently only covers any reportable events for the fiscal year ended December 31, 2009. Please revise your Form 8-K to cover any reportable events for the past two fiscal years.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K. The updated letter should make reference to Item 4.01 not 9.01 and, moreover, should clarify whether the former accountant agrees with the statements contained therein or has no basis to agree or disagree.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

Larry Spirgel
Assistant Director